METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC) A PROFESSIONAL LIMITED LIABILITY COMPANY ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger Direct Dial 214-740-5030 smetzger@pmklaw.com	3626 N. Hall Street, Suite 800 Dallas, Texas 75219-5133 214-969-7600 www.pmklaw.com	Facsimile 214-523-3838 214-969-7635
January 9, 2008
Via EDGAR
The Securities and Exchange Commission
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

Attn:	Evan Woody, Branch Chief Jennifer Monick, Staff Accountant

Re:	Income Opportunity Realty Investors, Inc. (Commission File No. 001-14784; CIK No. 0000949961) — Form 10-K for the fiscal year ended December 31, 2006 filed March 30, 2007
Ladies and Gentlemen:
     On behalf of Income Opportunity Realty Investors, Inc., a Nevada corporation (“IOT”), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of IOT in response to a letter of additional comment from the Staff of the Securities and Exchange Commission dated January 2, 2008. Schedule 1 annexed to this letter contains the response to the comment of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referenced in the comment.
     This letter is being filed under the EDGAR system in direct response to the comment of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Steven A. Abney, Executive Vice President and Chief Financial Officer of IOT at 469-522-4238 direct. For your future reference, the facsimile transmission number for IOT should be 469-522-4230.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Steven A. Abney Executive Vice President and Chief Financial Officer Income Opportunity Realty Investors, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234

SCHEDULE 1
RESPONSE TO COMMENT OF THE STAFF OF
THE SECURITIES AND EXCHANGE COMMISSION
BY LETTER DATED JANUARY 2, 2008 WITH RESPECT TO FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 OF
INCOME OPPORTUNITY REALTY INVESTORS, INC.
COMMISSION FILE NO. 1-14784

     The following information is to provide a further response to an additional comment of the Staff of the Securities and Exchange Commission rendered by letter dated January 2, 2008 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2006 of Income Opportunity Realty Investors, Inc. (the “Company”). For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text in the Form 10-K for the fiscal year ended December 31, 2006 (which was filed on March 30, 2007).
Form 10-K for the year ended December 31, 2006
Financial Statements
Consolidated Balance Sheets, Page 28
     Comment/Observation No. 1. We note your response to our prior comment one. Please tell us how you have accounted for your ownership of MOPI before and after the sale of 9.14% on April 14, 2005. Based upon the information you provided, it would appear that you currently consolidated the entity despite only having 19.9% ownership. Please reference the authoritative literature you relied upon.
     Response to Comment/Observation No. 1.
     In Note 5 of the Company’s Consolidated Financial Statements as of December 31, 2006 and for the year then ended (see Page 37 under Item 8 of the Company’s 2006 Form 10-K), the Company disclosed that the April 2002 sale of the Company’s six residential apartment communities located in Midland, Texas (the “Properties”) did not qualify as a sale under the requirements of SFAS No. 66 “Accounting for Sales of Real Estate” but was instead accounted for as financing transaction in accordance with Paragraphs 25-29 of SFAS 66. As a result, the Company continued to include the Properties on its consolidated balance sheet and in its results of operations and cash flows.
     Note 5 went on to say that the Company along with two affiliated entities instituted a legal proceeding in August 2004 against the buyer over the buyer’s failure to comply with certain terms of the related purchase and sale agreements. As part of the April 2005settlement of the litigation, the Company and the two affiliated entities collectively received 100 percent of the common stock of Midland Odessa Properties, Inc. (“MOPI”), a Delaware corporation formerly controlled by the buyer. MOPI presently owns a 30 percent limited partner interest in various entities that in turn own the Properties (for additional explanation see Page 63 under Item 13 of the Company’s 2006 Form 10-K). Under the terms of the settlement the Company initially received a 29.04 percent interest in MOPI but sold a 9.14 percent interest (while retaining a 19.9 percent interest) to one of the two affiliated entities in April 2005 for approximately $475,000 in cash.
     As stated above, the Company accounted for the original April 2002 transaction as a financing transaction in accordance with SFAS 66 and continues to include the Properties in its consolidated financial statements, despite the fact that from a legal perspective IORI indirectly owns a non-controlling interest in the entities that own the Properties (the Company and its two affiliated entities continue to bear all the economic risks and rewards of ownership including but not limited to the Company’s absolute right to approve any future sale of the Properties). However, since the Company’s sale of 9.14 percent out of its 29.04 percent interest in MOPI to an affiliated entity was settled in cash at a price determined to be “arm’s length,” that transaction was recognized under the “full accrual” method prescribed by SFAS 66 and recorded as a minority interest in the Company’s consolidated financial statements. The Company increases (or decreases) the minority interest for 9.14 percent of the Properties’ net income (or loss).